January 18, 2008
VIA FAX & EDGAR

Ms. Michele M. Anderson, Branch Chief
Mr. John J. Harrington, Attorney-Adviser
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549

Re:	Glowpoint, Inc. -- Registration Statement on Form S-1/A
File No. 333-146838

Dear Ms. Anderson and Mr. Harrington:

Pursuant to Rule 461(a) of the rules and regulations promulgated under the Securities Act of 1933, as amended (the "Act"), Glowpoint, Inc., a Delaware corporation (the "Company"), hereby requests that the Registration Statement on Form S-1 filed on October 22, 2007, as amended by Amendment No. 1 filed on December 18, 2007 and Amendment No. 2 filed on January 11, 2008, be declared effective on Tuesday, January 22, 2008, at 9:00 a.m. Washington, D.C. time, or as soon thereafter as practicable. The Company acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company respectfully requests confirmation of effectiveness and requests that the same be communicated to me (telephone: 312-235-3888; fax: 973-556-1272) or our legal counsel, Cheryl A. Gorman, Esq. (telephone: 973-596-4865; fax: 973-639-8305). Your consideration in this matter is greatly appreciated.

Sincerely,

Glowpoint, Inc.

By: /s/ David W. Robinson
David W. Robinson, Esq.
General Counsel and Corporate Secretary

DWR: MS
cc: Cheryl Gorman, Esq.